NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 11, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 31, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On March 31, 2023, Safehold, Inc. ("SAFE") completed its previously announced merger (the "Merger") with and into iStar, Inc. ("STAR"), with STAR continuing as the surviving corporation and operating under the name "Safehold Inc." ("New SAFE"). Each share of common stock of STAR issued and outstanding immediately before effective time of merger will be converted into a fraction of a share of New SAFE Common Stock by way of a reverse stock split that will occur immediately prior to the effective time of the Merger. In addition, each outstanding share of Series D Preferred Stock, Series G Preferred Stock and Series I Preferred Stock of STAR will be converted into the right to receive $25.00 in cash plus accrued and unpaid dividends. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 31, 2023.